Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

November 16, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on November 16, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On November 16, 2021, the Company announced record earnings report for the second quarter ended September 30, 2021.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated November 16, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

November 17, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

November 16, 2021

HIVE Announces Record-Breaking Revenue of $52.6 Million and

Earnings for our 2nd Quarter Ended September 30, 2021

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce a record earnings report for the second quarter ended September 30, 2021 (all amounts in US dollars, unless otherwise indicated).

For the three-month period, revenue rose to $52.6 million, up 41% compared with last quarter, and 305% since the same quarter last year. Net income reached $59.8 million, up 342% from last quarter, and 549% since the prior year.

HIVE ended the September quarter holding 1,116 Bitcoin ("BTC") worth $48.4 million and 25,154 Ether ("ETH") worth $74.7 million.

Frank Holmes, HIVE's Executive Chairman, stated "We wish to thank our loyal shareholders for believing in our vision to mine both Ethereum and Bitcoin to generate robust cash flow returns on invested capital and believe this report validates the significant contribution to our strategy to mine both BTC and ETH and HODL as many coins as possible."

Q2 Quarterly Highlights- September 30, 2021

• Generated revenue from digital currency mining of $52.6 million, with a gross mining margin1 of $45.0 million

• Mined 656 Bitcoin and over 8,688 Ethereum during the three-month period ended September 30, 2021

• Earned net income of $59.8 million for the period

• Working capital increased by $29.7 million during the three-month period ended September 30, 2021

• Digital currency assets of $123.1 million, as at September 30, 2021

Q2 F2022 Financial Review

For the three months ended September 30, 2021, revenue from digital currency mining was $52.6 million, an increase of approximately 305% from the prior year primarily due to an increase in cryptocurrency prices, the increased production of Bitcoin as a result of the Quebec and Atlantic facility acquisition and the purchase of miners for those facilities.

________________________________________

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

Gross mining margin1 during the period was $45.0 million, or 86% of income from digital currency mining, compared to $9.2 million, or 71% of income from digital currency mining, in the same period in the prior year. The Company's gross mining margin from digital currency mining is partially dependent on external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, as well as the market price of digital currencies.

Net income during the quarter ended September 30, 2021, was $59.8 million, or $0.16 per share, compared to $9.2 million, or $0.03 per share, the same period last year. The improvement was driven primarily by the improvement in gross mining margin1, higher Ethereum and Bitcoin prices, gains on the sale of digital currencies, and foreign exchange.

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
		Restated

Revenue from digital currency mining	$52,619,094	$37,239,767	$33,420,171	$13,707,879	$12,989,592

Operating and maintenance	(7,593,349)	(6,220,684)	(5,726,129)	(3,078,934)	(3,780,716)
Depreciation	(9,626,529)	(6,899,182)	(5,035,231)	(2,476,592)	(1,796,774)
	35,399,216	24,119,901	22,658,811	8,152,353	7,412,102
Gross mining margin	45,025,745	31,019,083	27,694,042	10,628,945	9,208,876
Gross mining margin % (1)	86%	83%	83%	78%	71%
Gross margin %	67%	65%	68%	59%	57%

Revaluation gain of digital currencies (2)	18,017,637	(8,492,727)	16,090,102	6,315,970	993,902
Gain on sale of digital currencies	4,679,412	4,106,057	3,841,993	1,679,213	1,729,821
Hosting revenue	953,958	1,742,906	410,704	393,518	191,800

Share based compensation	(1,478,637)	(2,322,426)	(534,193)	(209,726)	(514,438)
General expenses	(2,633,025)	(2,314,873)	(3,102,849)	(911,076)	(183,660)
Foreign exchange gain (loss)	(1,888,166)	528,868	(367,219)	1,746,573	(302,943)

Realized gain on investments	-	-	-	6,639	-
Unrealized (loss) gain on investments	6,168,239	(5,808,523)	645,383	148,967	-
Change in fair value of derivative liability	914,392	(885,612)	(857,702)	-	-
Gain (loss) on sale of subsidiary	-	3,171,275	(23,442,219)	-	-
Finance expense	(305,147)	(319,644)	(871,941)	(111,918)	(115,611)
Tax expense	-	-	(151,366)	-	-
Net income from continuing operations	59,827,879	$13,525,202	$14,319,504	$17,210,513	$9,210,973

EBITDA (1)	69,759,555	$20,744,028	$20,378,042	$19,799,023	$11,123,358
Adjusted EBITDA (1)	52,306,163	$29,273,518	$29,122,054	$13,692,779	$10,643,894

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three and six months ended September 30, 2021 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEblockchain.com.

Construction and Capital Investment

The Company is nearing completion of two additional data centres at its New Brunswick, Canada campus. Construction began on this site in July 2021 and has progressed largely on schedule, despite supply chain delays. The first of the two new data centers is expected to be commissioned by mid-December 2021, and the second in March 2022.

During the second fiscal quarter, HIVE invested heavily in new Bitcoin miners to fill up these new data centres. At quarter-end, the company had more than 16,000 new BTC miners on order. And since then, the Company has announced a C$100 million capital raise to invest in new Bitcoin mining equipment.

Frank Holmes, HIVE Executive Chairman, stated, "I'm pleased to see our infrastructure investments of the past few years really paying off. We feel like HIVE is in a fantastic spot to benefit from the current boom in crypto adoption.

Strategic Investments

"HIVE has been very proud to support the Ethereum ecosystem through investments with strategic partners in DeFi Technologies, Network Media Group, and Tokens.com." said Mr. Holmes.

Webcast Details

Management will host a webcast on Tuesday, November 16, 2021, at 9:30 am Eastern Time to discuss the Company's financial results. Presenting on the webcast will be Frank Holmes, Executive Chairman; Darcy Daubaras, Chief Financial Officer; and Aydin Kilic, President and Chief Operating Officer. Special updates will also be provided from Network Media Group (TSX.V: NTE) (OTC: NETWF) and DeFi Technologies (NEO: DEFI) (GR: RMJR) (OTC: DEFTF). Click here to register for the webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about restructuring of the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Ethereum and Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the efficiencies obtained through restructurings may not lead to operational advantages or profitability; further improvements to the profitability and efficiency may not be realized as currently anticipated, or at all; the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company's filings at www.sedar.com.

This news release also contains "financial outlook" in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2021, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.